Exhibit 99.21

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

November 29, 2010.

3.	Press Release

The Press Release dated November 29, 2010 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced that they had entered into an option agreement with Soltoro Ltd. whereby Timmins Gold could earn a 100% interest in a 12,000 hectare claim on the eastern section of Soltoro’s 22,428 hectare Quila property in Jalisco, Mexico.

5.	Full Description of Material Change

See schedule A attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

November 30, 2010.

SCHEDULE “A”

SOLTORO LTD.	TIMMINS GOLD CORP.

FOR IMMEDIATE RELEASE:	November 29, 2010

TIMMINS GOLD OPTIONS EASTERN PORTION OF SOLTORO’S QUILA PROPERTY

Soltoro Ltd. (TSX-V:SOL) and Timmins Gold Corp. (TSX-V:TMM) have signed an option agreement whereby Timmins Gold may earn a 100% interest in a 12,000 hectare claim on the eastern section of Soltoro’s 22,428 hectare Quila property in Jalisco, Mexico.

The 22,428 hectare Quila claim was staked by Soltoro to cover roughly two thirds of a 25 km mineralized magnetic trend. Timmins Gold’s Cocula property is a 234 hectare pre-existing internal claim surrounded by Soltoro’s Quila claim. In February of 2009, Timmins Gold announced assay results of a 26 hole, 1,974 metre reverse circulation drill program carried out at Cocula. Highlights of the program were reported as follows: “Hole RCC-01 which intersected 1.30 g/t gold and 13 g/t silver across 37.5 metres from surface, including 9.40 g/t gold and 22 g/t silver across 4.5 metres. Hole RCC-10 intersected 1.20 g/t gold and 13 g/t silver across 37.5 metres from surface…the drill program has identified a bulk tonnage target with a potential low strip ratio.” The Cocula discovery occurs on the eastern flank of a magnetic high within the 25 km magnetic trend.

Timmins Gold has optioned the eastern portion of Soltoro’s Quila claim (the “Property”) with a view to expanding the surface oxide gold discovery made at Cocula. Soltoro’s 22,428 hectare Quila concession surrounds the 234 hectare Cocula claim where prior drilling by owner Timmins Gold made the initial oxide gold zone discovery.

Timmins Gold may earn 100% interest in the Property by making a total of $1,000,000 in cash payments and incurring $2,000,000 in exploration expenditures on the Property over 3 years. On signing Timmins Gold made an initial $100,000 payment to Soltoro. Once Timmins Gold has earned its 100% interest in the Property, a 3% net smelter return (NSR) royalty is payable to Soltoro from Timmins Gold’s operations within the Property’s external boundary including the Cocula claim, any further internal claims acquired by Timmins Gold within the Property and within a 2 km area of interest to the north and east of the original Quila property boundary. Timmins Gold may acquire 1/3 of the royalty (equal to 1% of the NSR) for $1 million and 2/3 of the royalty (equal to 2% of the NSR) for $2 million, up to six months from the date of commencement of commercial production.

Andrew Thomson, President and C.E.O. of Soltoro Ltd., stated: “The option arrangement with Timmins Gold is designed to provide Soltoro with significant annual cash payments and participation in an emerging bulk tonnage gold discovery. Timmins Gold is focused on expanding a 30 metre deep oxide gold zone at surface which trends off their Cocula claim to the north-west and south-east onto the optioned portion of Soltoro’s Quila property. The royalty arrangement ensures Soltoro will participate in any future metals production within the expanded oxide gold trend. Soltoro has retained a significant portion of the trend to the west for direct exploration.”

A location map showing the Quila claim, the portion optioned to Timmins and the internal Cocula claim can be viewed at: http://www.soltoro.com/projects/pdf/TMMoptionground.pdf

Soltoro has retained roughly 45% of the surface area of the Quila claim located to the west of Timmins Gold’s option which is excluded from the option agreement. This area covers a portion of the mineralized magnetic trend including Soltoro’s Texcalame zone. In 2008, drilling intersected a strong fracture zone over 90 metres in length containing traces of chalcopyrite, bornite and native copper. The styles and distribution of alteration and mineralization and particularly the association of copper and gold mineralization with Fe-oxides such as hematite, specularite and magnetite indicate the exploration potential for a large scale iron oxide copper gold target.